Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES
RECORD SECOND QUARTER RESULTS AND
DIVIDEND INCREASE
FOR IMMEDIATE RELEASE: August 1, 2006
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) today announced another record-breaking quarter, with net earnings for the six months ended June 30, 2006 hitting $37.7 million, or $1.08 per diluted weighted average share, compared to $34.8 million, or $1.00 per diluted share, in 2005. Adjusted net earnings for the first half of 2006, as described below, were 19% higher than the comparable amount in the first half of 2005. Net earnings for the first half of 2006 would have been $36.6 million, or $1.05 per diluted share, had the results excluded the effect of after-tax gains of $1.1 million recorded on the sale of property that was not being used in the Company’s operations, which the Company does not consider part of its normal operating results. Net earnings for the first half of 2005 would have been $30.7 million, or $0.89 per diluted weighted average share, excluding after tax gains of $4.1 million recorded in 2005 on the sale of excess property. All dollar amounts are presented in United States dollars.
Gross auction sales for the six months ended June 30, 2006 were a record $1.40 billion, which is a 23% increase over the first half of 2005, making this the largest ever first half gross auction sales in the Company’s history. Auction revenues for the first six months of 2006 were $134.7 million, an increase of 18% compared to the prior year’s first half. The Company’s auction revenue rate (auction revenues as a percentage of gross auction sales) was 9.60% for the first six months of 2006, compared to 10.03% in the equivalent period in 2005.
During the six month period ended June 30, 2006, Ritchie Bros. held 85 unreserved industrial auctions at locations throughout North America, Europe, the Middle East, Australia, Asia and Mexico (2005 – 78 industrial auctions) and broke nine regional gross auction sales records, including the largest auction held in the Company’s history in February in Orlando, Florida, which posted gross auction sales of over $113 million. The Company also held 115 unreserved agricultural auctions in the first half of 2006, generating gross auction sales of $99 million, which compares to 73 agricultural auctions with gross auction sales of $53 million in the corresponding period in 2005.
The Company sold in excess of 116,000 lots from over 15,000 industrial consignments and had more than 118,000 bidder registrations at its industrial auctions during the six-month period ended June 30, 2006. Internet bidding continued to enhance the Company’s live auctions, and in the first half of 2006 the Company sold nearly $222 million worth of trucks and equipment to on-line buyers using the Company’s rbauctionBid-Live system. Internet bidders were buyer or runner-up bidder on over 20% of the lots available for on-line bidding during the period. The Company’s rbauctionBid-Live system now has more than 50,000 approved users.
While the Company’s auctions varied in size over the trailing 12 months ended June 30, 2006, the average Ritchie Bros. industrial auction during this period attracted over 1,300 bidder registrations (12 months ended June 30, 2005 – 1,300) and featured more than 1,300 lots (12 months ended June 30, 2005 – 1,200) consigned by 183 consignors (12 months ended June 30, 2005 – 176), generating average gross auction sales of approximately $14.0 million per auction (12 months ended June 30, 2005 – $12.6 million).

Gross auction sales for the quarter ended June 30, 2006 were $830.5 million, the largest quarterly gross auction sales in the Company’s history. Auction revenues for the second quarter of 2006 were $78.7 million and the auction revenue rate was 9.47%.
Peter Blake, the Company’s CEO, remarked: “I am very pleased with our results to date in 2006 – we have been successful growing both our sales and our earnings in a tight equipment market, which is a clear indication that our strategy is working.” Mr. Blake added: “Strong economies in most of our markets have meant that we have continued to be faced with challenges securing equipment to sell at our auctions. However, we have still been able to grow our gross auction sales, mainly because an increasing number of buyers and sellers are choosing to participate in our unreserved auctions. We believe that we have been successful demonstrating to equipment owners that our unreserved auctions are a more efficient way of accessing the global marketplace than alternative channels, and that we are able to create value by matching local supply with global demand in an open and transparent manner.”
The Company’s Board of Directors today announced the declaration of a quarterly cash dividend of 21 cents per common share payable on September 15, 2006 to shareholders of record on August 25, 2006. This is an increase of 17% compared to the previous quarterly dividend of 18 cents per share.
The Board also announced the appointment of a new independent director, Edward Pitoniak, effective July 28, 2006. Mr. Pitoniak is currently President and CEO of Canadian Hotel Income Properties Real Estate Investment Trust, and            brings a proven track record in marketing, brand management and product development, along with strong people development skills. Mr. Pitoniak has also been appointed to the Audit Committee of the Company’s Board.
Gross auction sales represent the aggregate selling prices of all items sold at auction and are not presented in the Company’s consolidated financial statements; the comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks and equipment used in the construction, transportation, mining, forestry, petroleum, materials handling, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2006 second quarter and year to date financial results at 8:00am Pacific Time (11:00am Eastern Time) on August 1, 2006. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding the benefits of the Company’s auction model; the increasing numbers of buyers and sellers participating in the Company’s auctions; and the average number of consignors, number of bidder registrations, number of lots and gross auction sales at our auctions. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings (USD thousands, except	Six months ended	Six months ended
share and per share amounts)	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
Gross auction sales	$1,402,021	$1,138,971

Auction revenues	$134,653	$114,270
Direct expenses	17,791	14,076

	116,862	100,194
Expenses:
Depreciation and amortization	6,314	6,863
General and administrative	52,704	44,457

Earnings from operations	57,844	48,874
Other income (expense):
Interest expense	(720)	(1,341)
Gain on disposition of capital assets	1,917	6,502
Other income	471	237

Earnings before income taxes	59,512	54,272

Income taxes	21,788	19,463

Net earnings	$37,724	$34,809

Net earnings per share (1)	$1.09	$1.01
Net earnings per share – diluted (1)	$1.08	$1.00

Weighted average shares outstanding – diluted	34,835,574	34,640,320

Net earnings in accordance with GAAP	$37,724	$34,809
Less: after-tax gain on sale of excess property (1)	(1,087)	(4,065)

Adjusted net earnings	$36,637	$30,744

Adjusted net earnings per share	$1.06	$0.90
Adjusted net earnings per share — diluted	$1.05	$0.89

(1)	Net earnings for the six months ended June 30, 2006 included total gains of $1,812 ($1,087 after tax) and for the six months ended June 30, 2005 included total gains of $6,431 ($4,065 after tax) recorded on the sale of excess property. The Company has highlighted these amounts because it does not consider these gains to be part of the normal course of its operations.

Consolidated Statements of Earnings (USD thousands,	Three months ended	Three months ended
except share and per share amounts)	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
Gross auction sales	$830,493	$682,711

Auction revenues	$78,680	$65,692
Direct expenses	11,365	8,592

	67,315	57,100
Expenses:
Depreciation and amortization	3,060	3,464
General and administrative	26,551	21,901

Earnings from operations	37,704	31,735
Other income (expense):
Interest expense	(435)	(662)
Gain on disposition of capital assets	1,821	1,054
Other income	182	39

Earnings before income taxes	39,272	32,166

Income taxes	14,746	11,032

Net earnings	$24,526	$21,134

Net earnings per share (1)	$0.71	$0.62
Net earnings per share – diluted (1)	$0.70	$0.61

Weighted average shares outstanding – diluted	34,949,753	34,688,210

Net earnings in accordance with GAAP	$24,526	$21,134
Less: after-tax gain on sale of excess property (1)	(1,087)	(769)

Adjusted net earnings	$23,439	$20,365

Adjusted net earnings per share	$0.68	$0.59
Adjusted net earnings per share — diluted	$0.67	$0.59

(1)	Net earnings for the quarter ended June 30, 2006 included a gain of $1,812 ($1,087 after tax) and for the quarter ended June 30, 2005 included a $938 gain ($769 after tax) recorded on the sale of excess property. The Company does not consider these gains to be part of the normal course of its operations.

Selected Balance Sheet Data (USD thousands)	June 30, 2006	December 31, 2005
	(unaudited)

Current assets	$331,974	$209,457
Current liabilities	233,346	125,349

Working capital	98,628	84,108

Total assets	644,666	500,896
Long-term debt	43,754	43,322
Total shareholders’ equity	360,086	325,183

Selected Operating Data (unaudited)	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)

Auction revenues as percentage of gross auction sales	9.60%	10.03%
Number of consignors at industrial auctions	15,726	14,359
Number of bidders at industrial auctions	118,157	113,686
Number of buyers at industrial auctions	36,252	33,087
Number of permanent auction sites	26	23
Number of regional auction units	7	7

For further information, please contact:
Jeremy Black
Senior Manager – Finance
Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com